

Mainstem Malt
Published by Emily Hutto
April 24 at 2:31 PM · 🌐

We're seriously humbled by the strong initial support for our Mainstem For All campaign! Sending out a big THANK YOU to everyone who's pledged an investment and shared thoughtful testimonials like this one from **Amalga Distillery**. Cheers to our single malt whiskey-makin' friends up in Juneau, Alaska!

"We've chosen to invest in Mainstem Malt because they are the only business that we have seen giving us access to a major goal as a craft whiskey producer: complete supply chain ... See More

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